UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 14)*
Emmis Communications Corporation
(Name of Issuer)
Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
291525103
(CUSIP Number)
Jeffrey H. Smulyan
c/o Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle, Suite 700
Indianapolis, IN 46204
(317) 266-0100
with a copy to:
James M. Dubin, Esq.
c/o Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 27, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	291525 10 3	Page	2	of	11
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liability of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Jeffrey H. Smulyan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,261,983 [1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

6,261,983 [1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,224,008 [1,2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Approximately 29.1% [3]

14	TYPE OF REPORTING PERSON:

IN

[1]	Consists of (i) 8,441.4075 shares of Class A Common Stock held in Mr. Smulyan’s 401(k) Plan, (ii) 9,755 shares of Class A Common Stock held by Mr. Smulyan individually, (iii) 4,930,680 shares of Class B Common Stock held by Mr. Smulyan individually, (iv) 11,120 shares of Class A Common Stock held by Mr. Smulyan as trustee for his children, (v) 3,000 shares of Class A Common Stock held by Mr. Smulyan as trustee for his niece, (vi) options to purchase 97,566 shares of Class A Common Stock that are exercisable currently or within 60 days of August 30, 2010, (vii) options to purchase 1,170,796 shares of Class B Common Stock that are exercisable currently or within 60 days of August 30, 2010 and (viii) 30,625 shares of Class A Common Stock held by The Smulyan Family Foundation, as to which Mr. Smulyan shares voting and dispositive control. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

[2]	Includes: (i) 4,243,578.28 shares of Class A Common Stock beneficially owned by Alden Global Capital Limited, Alden Global Distressed Opportunities Master Fund, L.P. and Smith Management LLC (collectively, “Alden”), as disclosed on Alden’s Schedule 13D, filed on July 6, 2010, which consists of: (x) 1,406,500 shares of Class A Common Stock that Alden holds and (y) 2,837,078.28 shares of Class A Common Stock into which the 1,162,737 shares of 6.25% Series A Preferred Stock, $0.01 par value, of the Issuer (the “Preferred Stock”) are convertible; and (ii) 1,718,446 shares of Class A Common Stock held by the shareholders of the Issuer set forth in the Rollover Agreement, dated May 24, 2010, by and among JS Acquisition, LLC and such shareholders.

CUSIP No.	291525 10 3	Page	3	of	11

[3]	The calculation of the foregoing percentage is based on (i) 32,913,373 shares of Class A Common Stock outstanding as of June 16, 2010 as disclosed on the Issuer’s Definitive Proxy Statement/Offer to Exchange on Schedule 14A filed with the SEC on July 6, 2010, (ii) 2,837,078.28 shares of Class A Common Stock that would be issued upon conversion of the 1,162,737 shares of Preferred Stock held by Alden, as disclosed on Alden’s Schedule 13D filed on July 6, 2010, (iii) 6,101,476 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan (including upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of August 30, 2010) and (iv) 97,566 shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of August 30, 2010. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. Holders of Class A Common Stock and Class B Common stock vote as a single class in all matters submitted to a vote of the stockholders, with each share of Class A Common Stock entitled to one vote per share and each share of Class B Common Stock entitled to ten votes per share, except (a) with respect to any Going Private Transaction (as such term is defined in the Issuer’s articles of incorporation) between the Issuer and Mr. Smulyan, any affiliate of Mr. Smulyan and any group of which Mr. Smulyan or any affiliate of Mr. Smulyan is a member, in which case the holders of Class A Common Stock and Class B Common Stock shall vote as a single class, with each share of Class A Common Stock and Class B Common Stock entitled to one vote and (b) as otherwise provided in the Issuer’s articles of incorporation or as otherwise provided by law. The shares of Preferred Stock have no voting rights. The shares deemed to be beneficially owned by the Reporting Persons represent approximately 69.3% of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class.

CUSIP No.	291525 10 3	Page	4	of	11

1	NAME OF REPORTING PERSON: JS Acquisition, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,261,983 [1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

6,261,983 [1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,224,008 [1,2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Approximately 29.1% [3]

14	TYPE OF REPORTING PERSON:

CO

CUSIP No.	291525 10 3	Page	5	of	11

1	NAME OF REPORTING PERSON: JS Acquisition, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,261,983 [1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

6,261,983 [1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,224,008 [1,2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Approximately 29.1% [3]

14	TYPE OF REPORTING PERSON:

OO

CUSIP No.	291525 10 3	Page	6	of	11
Amendment No. 14 to Schedule 13D
     This Amendment No. 14 to Schedule 13D (this “Amendment No. 14”) is being filed by (i) Jeffrey H. Smulyan, an individual, (ii) JS Acquisition, Inc., an Indiana corporation (“JS Acquisition, Inc.”), and (iii) JS Acquisition, LLC, an Indiana limited liability company (“JS Acquisition, LLC” and, together with Mr. Smulyan and JS Acquisition, Inc., the “Reporting Persons”) and relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Emmis Communications Corporation, an Indiana corporation (the “Issuer”). The Schedule 13D filed on October 3, 1995 by Mr. Smulyan, as amended and restated by Amendment No. 1 filed by Mr. Smulyan on May 10, 2006, as amended and supplemented by Amendment No. 2 filed by Mr. Smulyan on August 7, 2006, as amended and restated by Amendment No. 3 filed by Mr. Smulyan on September 18, 2006, as amended and supplemented by Amendment No. 4 filed by Mr. Smulyan on January 12, 2010, as amended and supplemented by Amendment No. 5 filed by Mr. Smulyan on April 27, 2010, as amended and supplemented by Amendment No. 6 filed by the Reporting Persons on May 27, 2010, as amended and supplemented by Amendment No. 7 filed by the Reporting Persons on June 7, 2010, as amended and supplemented by Amendment No. 8 filed by the Reporting Persons on June 24, 2010, as amended and supplemented by Amendment No. 9 filed by the Reporting Persons on July 6, 2010, as amended and supplemented by Amendment No. 10 filed by the Reporting Persons on August 4, as amended and supplemented by Amendment No. 11 filed by the Reporting Persons on August 9, as amended and supplemented by Amendment No. 12 filed by the Reporting Persons on August 16, 2010 and as amended and supplemented by Amendment No. 13 filed by the Reporting Persons on August 23, 2010 is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 14. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Schedule 13D, as amended and filed with the Securities and Exchange Commission.
Item 4. Purpose of Transaction.
     The disclosure in Item 4 is hereby amended and supplemented to add the following after the final paragraph thereof:
     “In light of the ongoing discussions between the representatives of JS Acquisition, Inc., the Issuer and Alden and the representatives of the Locked-Up Holders as of August 30, 2010, the Issuer further extended the Exchange Offer until 5:00 p.m., New York City time, on Thursday, September 2, 2010, initially adjourned the special meeting of the Issuer’s shareholders, which was convened at 6:30 p.m., local time, on Friday, August 27, 2010, at the Issuer’s Headquarters, to vote on the Proposed Amendments, until 8:00 a.m., local time, on Monday, August 30, 2010, and subsequently adjourned the meeting until 6:30 p.m., local time, on Thursday, September 2, 2010, at the Issuer’s Headquarters, and JS Acquisition, Inc. further extended the Tender Offer until 5:00 p.m., New York City time, on Thursday, September 2, 2010. The Issuer (with the approval of the Committee) had previously consented to the further extension of the Tender Offer, and JS Acquisition, LLC had previously consented to the further extension of the Exchange Offer, pursuant to the terms of the Merger Agreement. Alden had also previously consented to the further extension of the Tender Offer and the Exchange Offer pursuant to the terms of the Securities Purchase Agreement. As of August 30, 2010, the Reporting Persons have stated that they expect to continue their discussions in an effort to reach

CUSIP No.	291525 10 3	Page	7	of	11

an agreement with Alden and the Locked-Up Holders. During the past several weeks, the Issuer, the Reporting Persons, Alden and the representatives of the Locked-Up Holders negotiated and agreed in principle on revised economic terms for the Transactions that each indicated it would support. Subsequently, Alden had informed the Issuer and the Reporting Persons that it would no longer support the negotiated terms. Accordingly, although discussions were continuing, JS Acquisition, Inc. believed it was unlikely that an agreement would be reached with either Alden or the Locked-Up Holders.
     On August 30, 2010, the Reporting Persons and the Issuer filed an Amendment to their combined Statement on Schedule TO and Schedule 13E-3 with the SEC and issued a press release announcing the further extension of the Tender Offer.
     As of 5:00 p.m., New York City time, on Friday, August 27, 2010, 21,274,709.46 shares of Class A Common Stock had been tendered into and not withdrawn from the Tender Offer. If not withdrawn at or prior to expiration of the Tender Offer, these shares of Class A Common Stock would satisfy the Minimum Tender Condition. In addition, as of 5:00 p.m., New York City time, on Friday, August 27, 2010, 422,403 shares of Preferred Stock had been tendered into and not withdrawn from the Exchange Offer.
     Amendment No. 8 to the Schedule TO has been attached hereto as Exhibit 14 and is deemed incorporated herein by reference. The foregoing description of Amendment No. 8 to the Schedule TO does not purport to be complete and is qualified in its entirety by reference to Amendment No. 8 to the Schedule TO. Shareholders and investors are encouraged to read the Schedule TO and all amendments to the Schedule TO carefully.”
Item 5. Interest in Securities of the Issuer.
     The disclosure in Item 5 is hereby amended and restated as follows:
     “(a)-(b) As of August 30, 2010, the Reporting Persons may be deemed to beneficially own 6,122,532 shares of Class A Common Stock and 6,101,476 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock at any time on a share-for-share basis. The shares of Common Stock that the Reporting Person may be deemed to beneficially own consist of:
(i)	8,441.4075 shares of Class A Common Stock held in the 401(k) Plan;

(ii)	9,755 shares of Class A Common Stock held by Mr. Smulyan individually;

(iii)	11,120 shares of Class A Common Stock held by Mr. Smulyan for his children over which Mr. Smulyan exercises or shares voting control;

(iv)	3,000 shares of Class A Common Stock held by Mr. Smulyan as trustee for his niece over which Mr. Smulyan exercises or shares voting control;

(v)	options to purchase 97,566 shares of Class A Common Stock that are exercisable currently or within 60 days of August 30, 2010;

CUSIP No.	291525 10 3	Page	8	of	11
(vi)	30,625 shares of Class A Common Stock held by The Smulyan Family Foundation, as to which Mr. Smulyan shares voting control;

(vii)	4,930,680 shares of Class B Common Stock held by Mr. Smulyan individually;

(viii)	options to purchase 1,170,796 shares of Class B Common Stock that are exercisable currently or within 60 days of August 30, 2010;

(ix)	4,243,578.28 shares of Class A Common Stock beneficially owned by Alden, as disclosed on Alden’s Schedule 13D, filed on July 6, 2010, which consists of: (i) 1,406,500 shares of Class A Common Stock that Alden holds and (ii) 2,837,078.28 shares of Class A Common Stock into which the 1,162,737 shares of Preferred Stock are convertible; and

(x)	1,718,446 shares of Class A Common Stock held by the Rollover Shareholders.
     The following is the information required by Item 2 of this Schedule with respect to each person with whom the Reporting Persons share the power to vote or to direct the vote or to dispose or direct the disposition:
          (a) RONALD E. ELBERGER
          (b) The business address of Mr. Elberger is 135 North Pennsylvania Street, Suite 2700, Indianapolis, IN 46204.
          (c) The present principal occupation of Mr. Elberger is Attorney/Partner with Bose, McKinney & Evans, LLP.
          (d) During the past five years, Mr. Elberger has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) During the past five years, Mr. Elberger has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f) Mr. Elberger is a citizen of the United States of America.
          (a) BRUCE JACOBSON
          (b) The business address of Mr. Jacobson is 800 East 96th Street, Suite 500, Indianapolis, IN 46240.
          (c) The present principal occupation of Mr. Jacobson is Senior Vice President of KSM Business Services; he is a retired partner of Katz, Sapper & Miller LLP.
          (d) During the past five years, Mr. Jacobson has not been convicted in a

CUSIP No.	291525 10 3	Page	9	of	11

criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) During the past five years, Mr. Jacobson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f) Mr. Jacobson is a citizen of the United States of America.
          (a) GARY KASEFF
          (b) The business address of Mr. Kaseff is 3500 W. Olive Avenue, Suite 1450, Burbank, CA 91505.
          (c) The present principal occupation of Mr. Kaseff is employee and director of the Issuer and certain of its subsidiaries.
          (d) During the past five years, Mr. Kaseff has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) During the past five years, Mr. Kaseff has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f) Mr. Kaseff is a citizen of the United States of America.
     The shares that the Reporting Persons may be deemed to beneficially own represent approximately 29.1% of the outstanding shares of Class A Common Stock and 69.3% of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class. Holders of Class A Common Stock and Class B Common stock vote as a single class in all matters submitted to a vote of the stockholders, with each share of Class A Common Stock entitled to one vote per share and each share of Class B Common Stock entitled to ten votes per share, except (a) with respect to any Going Private Transaction (as such term is defined in the Issuer’s articles of incorporation) between the Issuer and Mr. Smulyan, any affiliate of Mr. Smulyan and any group of which Mr. Smulyan or any affiliate of Mr. Smulyan is a member, in which case the holders of Class A Common Stock and Class B Common Stock shall vote as a single class, with each share of Class A Common Stock and Class B Common Stock entitled to one vote and (b) as otherwise provided in the Issuer’s articles of incorporation or as otherwise provided by law. The shares of Preferred Stock have no voting rights.
     The percentage of the Class A Common Stock that the Reporting Persons may be deemed to beneficially own as set forth in this Item 5 is calculated based on: (i) 32,913,373 shares of Class A Common Stock outstanding as of June 16, 2010 as disclosed on the Issuer’s Definitive Proxy Statement/Offer to Exchange on Schedule 14A filed with the SEC on July 6, 2010; (ii) 2,837,078.28 shares of Class A Common Stock that would be issued upon conversion of the

CUSIP No.	291525 10 3	Page	10	of	11

1,162,737 shares of Preferred Stock held by Alden, as disclosed on Alden’s Schedule 13D filed on July 6, 2010; (iii) 6,101,476 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan (including upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of August 30, 2010); and (iv) the 97,566 shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of August 30, 2010.
     The percentage of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class, that the Reporting Persons may be deemed to beneficially own as set forth in this Item 5 is calculated based on: (i) the number of outstanding shares of Class A Common Stock set forth in clause (i) of the immediately preceding paragraph; (ii) the number of shares of Class A Common Stock that would be issuable upon conversion of the shares of Preferred Stock held by Alden set forth in clause (ii) of the immediately preceding paragraph; (iii) 4,930,680 shares of Class B Common Stock outstanding as of June 16, 2010 as disclosed on the Issuer’s Definitive Proxy Statement/Offer to Exchange on Schedule 14A filed with the SEC on July 6, 2010; (iv) the number of shares of Class B Common Stock issuable upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of August 30, 2010, if any; and (v) the number of shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of August 30, 2010, if any.
     In addition, pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, the Reporting Persons and entities controlled by the Reporting Persons may be considered to be a “group” with Alden and its affiliates and/or a “group” with the Rollover Shareholders. Therefore shares beneficially owned by Alden and its affiliates and/or the Rollover Shareholders may be attributed to the Reporting Persons. The Reporting Persons disclaim any membership or participation in a “group” with Alden and its affiliates or a “group” with the Rollover Shareholders.
     Except as otherwise provided in Item 2, Item 4 or this Item 5, no one other than the Reporting Persons has the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the shares of Class A Common Stock that the Reporting Persons may be deemed to beneficially own.
     (c) Except as otherwise provided in Item 2, Item 4 or this Item 5, the Reporting Persons have not effected any transactions in the Class A Common Stock or the Class B Common Stock during the past 60 days.
     (d) Except as otherwise described in Item 2, Item 4 or this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.
     (e) Not applicable.”

CUSIP No.	291525 10 3	Page	11	of	11

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer
     The disclosure in Item 6 is hereby amended and supplemented by deleting the second paragraph thereof and replacing it with the following:
     “The information set forth in response to this Item 6 is qualified in its entirety by reference to the Securities Purchase Agreement, the Rollover Agreement, the Merger Agreement, the Schedule TO, Amendment No. 1 to the Schedule TO, Amendment No. 2 to the Schedule TO, Amendment No. 3 to the Schedule TO, Amendment No. 4 to the Schedule TO, Amendment No. 5 to the Schedule TO, Amendment No. 6 to the Schedule TO, Amendment No. 7 to the Schedule TO, Amendment No. 8 to the Schedule TO and the Lock-Up Agreement, which are incorporated herein by reference.”
Item 7. Material to be Filed as Exhibits
     Item 7 is hereby amended and supplemented to add the following as exhibits hereto:

Exhibit No.	Description	Filed With

14	Amendment No. 8 to the combined Statement on Schedule TO and Schedule 13E-3, dated August 30, 2010 (incorporated herein by reference to Amendment No. 8 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 30, 2010).	Filed with Amendment No. 14

SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 30, 2010

/s/ Jeffrey H. Smulyan
Jeffrey H. Smulyan

JS ACQUISITION, INC.
By:	/s/ Jeffrey H. Smulyan
Name: Jeffrey H. Smulyan
Title: President

JS ACQUISITION, LLC
By:	/s/ Jeffrey H. Smulyan
Name: Jeffrey H. Smulyan
Title: Manager